FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR April 1, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                              FORM  51-102F3

                          MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         March 31, 2008


Item 3   News Release
         ------------

         Issued March 31, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, March 31, 2008 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), Dynamotive Energy Systems Corporation
(OTCBB: DYMTF), a leader in cellulose based fuels technology, reported today that it has shipped biofuels from its plants in Ontario.

West Lorne shipped 22 tonnes of BioOil to the U.S. and 50 cubic meters of char to a soy bean farm in Ontario, Canada, to be used as soil enhancer, as well as a number of sample shipments to potential customers. The shipments mark the restart of commercial operations since the completion of the plant upgrade to a 130 tonnes-per-day
facility in late February.   The Company further reported that it is
planning deliveries of fuel and char in April as customers confirm orders under existing contracts.

The Company informed that its on-site 2.5 megawatt electric cogeneration package, developed by Magellan Aerospace, is expected to commence operations in April. Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the generation output.

Guelph shipped 22 tonnes of fuel to Illinois, USA, where Dynamotive will burn BioOil Plus and BioOil at Eclipse's combustion facility on the 2nd, 3rd and 4th of April with potential clients present, and the following week with independent testing agencies. A number of tests will be made to compare the combustion profile of BioOil Plus and BioOil against #2 and #6 fuel and mixing/combining with #6 at the burner tip. The performance data will be further used for Dynamotive's product application and customer development.

Item 5   Full Description of Material Change
         -----------------------------------


5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, March 31, 2008 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), Dynamotive Energy Systems Corporation
(OTCBB: DYMTF), a leader in cellulose based fuels technology, reported today that it has shipped biofuels from its plants in Ontario.

West Lorne shipped 22 tonnes of BioOil to the U.S. and 50 cubic meters of char to a soy bean farm in Ontario, Canada, to be used as soil enhancer, as well as a number of sample shipments to potential customers. The shipments mark the restart of commercial operations since the completion of the plant upgrade to a 130 tonnes-per-day
facility in late February.   The Company further reported that it is
planning deliveries of fuel and char in April as customers confirm orders under existing contracts.

The Company informed that its on-site 2.5 megawatt electric cogeneration package, developed by Magellan Aerospace, is expected to commence operations in April. Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the generation output.

The plant's first shipments followed testing of fuel at Dynamotive's and the client's facilities, and acceptance by the Company's client. The shipment marks commencement of revenue deriving from operations at the plant.

During the month of March, the Company operated the plant completing progressively longer production runs. The first two operational runs occurred on the 29th of February - four 5 hour runs at 20 tonnes per day average feed rate and 2 hours feeding at an average capacity of 25 tonnes per day. Further production runs were conducted with continuous feeding runs on March 9th through the 11th and the 15th through the 17th, and March 20th at similar average capacity rates. Peak capacity feed was verified by Tecna engineers at 83.3 kgs per minute of sawdust representing 119.9 tonnes per day feed rate or 92.2 % of revised nominal plant capacity. After each run fuel quality was measured and adjustments on plant equipment were conducted where needed.

In April, the Company plans to run the plant at higher feed rate capacities with shorter intervals between runs as the commissioning adjustments are completed. The limitation in increased rate capacity in March was due to reduced feedstock availability at the plant. Feedstock availability is increasing at site and the Company has secured alternative sources to ensure a higher rate of plant utilization.

Operations at the plant were conducted by Dynamotive operators and engineers with the support of Tecna and Tepsi staff. Dynamotive engineers and staff included three operators from West Lorne, four engineers from the Vancouver office, four from the Waterloo Research Laboratory and one engineer from the U.S. operations.

More information on West Lorne operations will be posted on Dynamotive's website.

Guelph shipped 22 tonnes of fuel to Illinois, USA, where Dynamotive will burn BioOil Plus and BioOil at Eclipse's combustion facility on the 2nd, 3rd and 4th of April with potential clients present, and the following week with independent testing agencies. A number of tests will be made to compare the combustion profile of BioOil Plus and BioOil against #2 and #6 fuel and mixing/combining with #6 at the burner tip. The performance data will be further used for Dynamotive's product application and customer development.

The plant had previously undergone testing and inspection processes by regulatory and technical authorities in readiness for continuous operation in late 2007. The tests conducted demonstrated the capacity of the plant to operate at its nominal design capacity of 200 tonnes per day biomass input.

Dynamotive and Evolution Biofuels produced, during the months of January and February, sufficient fuel to meet the testing requirements from potential customers. The plant is in standby mode with biomass available for the production of biofuel. Production at the plant will commence upon completion of fuel testing programs by clients, and orders being confirmed for the fuel produced.

The Guelph plant, with a capacity to convert 200 tonnes of biomass into BioOil per day, was developed in partnership with MegaCity Recycling Inc. and operates under the name Evolution Biofuels Inc. When fully operational, the plant will process 66,000 dry tons of biomass per year with an energy output equivalent to 130,000 barrels of oil.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         March 31 2008


         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                  (signed)   "Andrew Kingston"
                              ----------------
                               Andrew Kingston
                               President & CEO

  DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  March 31, 2008

  Dynamotive Ships BioOil and Char from West Lorne and Guelph Plants

VANCOUVER, BC, CANADA, March 31, 2008 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), Dynamotive Energy Systems Corporation (OTCBB:
DYMTF), a leader in cellulose based fuels technology, reported today that it has shipped biofuels from its plants in Ontario.

West Lorne shipped 22 tonnes of BioOil to the U.S. and 50 cubic meters of char to a soy bean farm in Ontario, Canada, to be used as soil enhancer, as well as a number of sample shipments to potential customers. The shipments mark the restart of commercial operations since the completion of the plant
upgrade to a 130 tonnes-per-day facility in late February.   The Company
further reported that it is planning deliveries of fuel and char in April as customers confirm orders under existing contracts.

The Company informed that its on-site 2.5 megawatt electric cogeneration package, developed by Magellan Aerospace, is expected to commence operations in April. Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the generation output.

The plant's first shipments followed testing of fuel at Dynamotive's and the client's facilities, and acceptance by the Company's client. The shipment marks commencement of revenue deriving from operations at the plant.

During the month of March, the Company operated the plant completing progressively longer production runs. The first two operational runs occurred on the 29th of February - four 5 hour runs at 20 tonnes per day average feed rate and 2 hours feeding at an average capacity of 25 tonnes per day. Further production runs were conducted with continuous feeding runs on March 9th through the 11th and the 15th through the 17th, and March 20th at similar average capacity rates. Peak capacity feed was verified by Tecna engineers at 83.3 kgs per minute of sawdust representing 119.9 tonnes per day feed rate or 92.2 % of revised nominal plant capacity. After each run fuel quality was measured and adjustments on plant equipment were conducted where needed.

In April, the Company plans to run the plant at higher feed rate capacities with shorter intervals between runs as the commissioning adjustments are completed. The limitation in increased rate capacity in March was due to reduced feedstock availability at the plant. Feedstock availability is increasing at site and the Company has secured alternative sources to ensure a higher rate of plant utilization.

Operations at the plant were conducted by Dynamotive operators and engineers with the support of Tecna and Tepsi staff. Dynamotive engineers and staff included three operators from West Lorne, four engineers from the Vancouver office, four from the Waterloo Research Laboratory and one engineer from the U.S. operations.

More information on West Lorne operations will be posted on Dynamotive's website.

Guelph shipped 22 tonnes of fuel to Illinois, USA, where Dynamotive will burn BioOil Plus and BioOil at Eclipse's combustion facility on the 2nd, 3rd and 4th of April with potential clients present, and the following week with independent testing agencies. A number of tests will be made to compare the combustion profile of BioOil Plus and BioOil against #2 and #6 fuel and mixing/combining with #6 at the burner tip. The performance data will be further used for Dynamotive's product application and customer development.

The plant had previously undergone testing and inspection processes by regulatory and technical authorities in readiness for continuous operation in late 2007. The tests conducted demonstrated the capacity of the plant to operate at its nominal design capacity of 200 tonnes per day biomass input.

Dynamotive and Evolution Biofuels produced, during the months of January and February, sufficient fuel to meet the testing requirements from potential customers. The plant is in standby mode with biomass available for the production of biofuel. Production at the plant will commence upon completion of fuel testing programs by clients, and orders being confirmed for the fuel produced.

The Guelph plant, with a capacity to convert 200 tonnes of biomass into BioOil per day, was developed in partnership with MegaCity Recycling Inc. and operates under the name Evolution Biofuels Inc. When fully operational, the plant will process 66,000 dry tons of biomass per year with an energy output equivalent to 130,000 barrels of oil.


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices Waterloo Ontario (Research) in the USA, and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com


Contacts:

Nathan Neumer, Director of Communications, 604-267-6042
Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.



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